SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES ECHANGE ACT OF 1934
                               (Amendment No. 2 )*



                The American Materials & Technologies Corporation
            ---------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   027397 10 8
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                                 (CUSIP Number)





                                 CIK: 0000881695






        Check the following box is a fee is being paid with this statement [ ]. (A fee is not required only of the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 4 Pages

CUSIP No.  027397 10 8                 13G                     Page 2 of 4 Pages



         1.    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVER PERSON

                  Palomar Medical Technologies, Inc. Fed ID No. 04-3128178
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         2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [    ]
                                                                     (b)  [    ]
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         3.     SEC USE ONLY

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         4.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A-Delaware
--------------------------------------------------------------------------------

  NUMBER OF                5.     SOLE VOTING POWER
     SHARES
BENEFICIALLY                        330,539
    OWNED BY        ------------------------------------------------------------
        EACH               6.     SHARED VOTING POWER
  REPORTING
     PERSON         ------------------------------------------------------------
       WITH                7.     SOLE DISPOSITIVE POWER

                                    330,539
                    ------------------------------------------------------------
                           8.     SHARED DISPOSITIVE POWER

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         9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    330,539
--------------------------------------------------------------------------------
         10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*

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         11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    7.52%
--------------------------------------------------------------------------------
         12.   TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                Page 2 of 4 Pages

Item 1.  (a)      The American Materials & Technologies Corporation


         (b)       Address of Issuer's Principal Executive Offices:
                     5915 Rodeo Road, Los Angeles, CA 90016

Item 2.  (a)      Name of Person Filing:  Palomar Medical Technologies, Inc.

         (b)       Address of Principal Business Office:  45 Hartwell Avenue
                                                          Lexington, MA  02173
         (c)      Citizenship:  U.S.A

         (d)      Title of Class of Securities:  Common Stock
                                                 $.01 par value per share
         (e)      CUSIP Number:  027397 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

        (a)     [ ] Broker or Dealer registered under Section 15 of the Act

        (b)     [ ] Bank as defined in section 3(a)(6) of the Act

        (c)     [ ] Insurance Company as defined in section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d(b)(1)(ii)(F)

        (g)     [  ]  Parent  Holding   Company,   in  accordance  with  Section
                240.13d-1(b)(1)(ii)(G)

        (h)     [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

         (a)   Amount Beneficially Owned:   330,539
         (b)   Percent of Class:            7.52%
         (c)   Number of Shares as to which person has:

         (i)   Sole power to vote or to direct the vote:  330,539
         (ii)  Shared power to vote or to direct the vote:  0
         (iii) Sole power to dispose or to direct the disposition of: 330,539
         (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent on Behalf of Another Person.

         N/A
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
         N/A
Item 8.  Identification and Classification of Members of the Group.

         N/A
                                Page 3 of 4 Pages

Item 9.  Notice of Dissolution of Group.
         N/A
Item 10. Certification.
         N/A
         By signing below I/We certify that, to the best of my knowledge and belief, the securities referred to above where acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:  February 13, 1998


                                      By: /s/ Louis P. Valente
                                          --------------------------------------
                                          Chief Executive Officer and President



                                Page 4 of 4 Pages